FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2002

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
 Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Monthly Sales Report – November 2002”, dated on December 6, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: December 6, 2002	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng
Title: Chief Financial Officer

ITEM 1

AU Optronics Corp. Monthly Sales Report — November 2002

Issued by: AU Optronics Corp.
Issued on: December 6, 2002

Hsinchu, Taiwan, December 6, 2002 —

        AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today reported net sales for November 2002 of NT$5,011 million, while revenues from January to November 2002 totaled NT$70,432 million.

Revenues for the month decreased 14.7% in comparison with October 2002. While revenue year-to-date rose 119.0% year-on-year.

Sales Report: (Unit: NT$ million)

Net Sales (Unconsolidated)	2002(1)	2001(2)	Growth
November	5,011	5,204	-3.7%
January through November	70,432	32,155	119.0%

(1):	Year 2002 figures have not been audited.
(2):	Combined the separate results of Acer Display Technology, Inc. and Unipac Optoelectronics Corporation

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FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel:  +886-3-5632899 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com